Filed by Dragoneer Growth Opportunities Corp. II
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Dragoneer Growth Opportunities Corp. II
Commission File No. 001-39709
Date: July 27, 2021

ALWAYS *in our* HEARTS



Sanjay Pal



Kaushik Roy



Sonali Shahi



Shekhar Singh



Nishant Srivastava

State of the Union July 2021State of the Union July 2021

Given Friday’s Announcement, Larry wanted to Share His Favorite Poem Make Sure You Read Every WordGiven Friday’s Announcement, Larry wanted to Share His Favorite Poem Make Sure You Read Every Word

Disclaimer This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. By reviewing this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Dragoneer and Cvent, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Cvent, Dragoneer and the Potential Business Combination or (iv ) provided to any other person, in whole or in part, directly or indirectly, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications relating to the subject matter hereof. No person has been authorized to make any statement concerning Dragoneer or Cvent other than as will be set forth in the offering materials related to the Potential Business Combination, and neither Dragoneer nor Cvent takes any responsibility for and any such information. An investment in Cvent should be made only after careful review of the information contained in the offering materials related to the Potential Business Combination. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Dragoneer, Cvent or any of their respective subsidiaries, stockholders, members, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Dragoneer nor Cvent has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Dragoneer, Cvent or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cvent, Dragoneer or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Cvent, Dragoneer and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Additional Information In connection with the Business Combination, Dragoneer intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information to be filed by Dragoneer will contain substantially more information about Papay than is being furnished with this Current Report on Form 8-K and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ, WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation Dragoneer, Papay and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2021, WHICH WAS FILED WITH THE SEC ON JUNE 21, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION WHEN AVAILABLE. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination, and such information and names of Papay’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination. Forward Looking Statements This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Papay, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Papay’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Papay; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Papay as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to this Current Report on Form 8-K. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.Participants in the Solicitation Dragoneer, Papay and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2021, WHICH WAS FILED WITH THE SEC ON JUNE 21, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION WHEN AVAILABLE. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination, and such information and names of Papay’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination. Forward Looking Statements This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Papay, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Papay’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Papay; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Papay as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to this Current Report on Form 8-K. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Use of Projections This Presentation contains projected financial information with respect to Cvent. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that results reflected in such forecasts will be achieved. The performance projections and estimates are subject to the ongoing COVID-19 pandemic, and have the potential to be revised to take into account further adverse effects of the COVID-19 pandemic on the future performance of Dragoneer and Cvent. Projected returns and estimates are based on an assumption that public health, economic, market, and other conditions will improve; however, there can be no assurance that such conditions will improve within the time period or to the extent estimated by Dragoneer and Cvent. The full impact of the COVID-19 pandemic on future performance is particularly uncertain and difficult to predict, therefore actual results may vary materially and adversely from the Projections included herein. There are numerous factors related to the markets in general or the implementation of any operational strategy that cannot be fully accounted for with respect to the Projections herein. Any targets or estimates are therefore subject to a number of important risks, qualifications, limitations, and exceptions that could materially and adversely affect Dragoneer and Cvent's performance. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of Dragoneer and Cvent and its affiliates. Financial Information: Non-GAAP Financial Terms The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC. No independent registered public accounting firm has audited, reviewed, compiled, or performed any procedures with respect to the combined financial information of Cvent for the purpose of inclusion in this Presentation, and accordingly, neither Dragoneer nor any of Cvent expresses an opinion or provides any other form of assurance with respect thereto for the purpose of this Presentation. Accordingly, such information and data may not be included in, may be adjusted in, or maybe presented differently in, any registration statement or proxy statement or other report or document to be filed or furnished by Dragoneer with the SEC. Furthermore, some of the projected financial information and data contained in this Presentation, such as Adjusted EBITDA, Adjusted Gross Margin, Free Cash Flow, and Free Cash Flow Margin, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Cvent and Dragoneer believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cvent’s financial condition and results of operations. Cvent’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Cvent and Dragoneer believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Cvent’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Cvent does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Cvent’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review the audited financial statements of Cvent and certain businesses acquired by Cvent that will be presented in the Registration Statement to be filed with the SEC, and not rely on any single financial measure to evaluate Cvent’s business. A reconciliation of forecasted or projected non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Cvent is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these non-GAAP financial measures. A reconciliation of historical Non-GAAP financial measures to the most directly comparable GAAP financial measure can be found at the end of this presentation. Unless otherwise specified, all Cvent financial information herein is presented on a pro forma basis. Trademarks This Presentation contains trademarks, service marks, tradenames and copyrights of Cvent, Dragoneer and other companies, which are the property of their respective owners. The use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and tradenames. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Dragoneer or Cvent will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future.Use of Projections This Presentation contains projected financial information with respect to Cvent. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that results reflected in such forecasts will be achieved. The performance projections and estimates are subject to the ongoing COVID-19 pandemic, and have the potential to be revised to take into account further adverse effects of the COVID-19 pandemic on the future performance of Dragoneer and Cvent. Projected returns and estimates are based on an assumption that public health, economic, market, and other conditions will improve; however, there can be no assurance that such conditions will improve within the time period or to the extent estimated by Dragoneer and Cvent. The full impact of the COVID-19 pandemic on future performance is particularly uncertain and difficult to predict, therefore actual results may vary materially and adversely from the Projections included herein. There are numerous factors related to the markets in general or the implementation of any operational strategy that cannot be fully accounted for with respect to the Projections herein. Any targets or estimates are therefore subject to a number of important risks, qualifications, limitations, and exceptions that could materially and adversely affect Dragoneer and Cvent's performance. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of Dragoneer and Cvent and its affiliates. Financial Information: Non-GAAP Financial Terms The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC. No independent registered public accounting firm has audited, reviewed, compiled, or performed any procedures with respect to the combined financial information of Cvent for the purpose of inclusion in this Presentation, and accordingly, neither Dragoneer nor any of Cvent expresses an opinion or provides any other form of assurance with respect thereto for the purpose of this Presentation. Accordingly, such information and data may not be included in, may be adjusted in, or maybe presented differently in, any registration statement or proxy statement or other report or document to be filed or furnished by Dragoneer with the SEC. Furthermore, some of the projected financial information and data contained in this Presentation, such as Adjusted EBITDA, Adjusted Gross Margin, Free Cash Flow, and Free Cash Flow Margin, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Cvent and Dragoneer believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cvent’s financial condition and results of operations. Cvent’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Cvent and Dragoneer believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Cvent’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Cvent does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Cvent’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review the audited financial statements of Cvent and certain businesses acquired by Cvent that will be presented in the Registration Statement to be filed with the SEC, and not rely on any single financial measure to evaluate Cvent’s business. A reconciliation of forecasted or projected non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Cvent is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these non-GAAP financial measures. A reconciliation of historical Non-GAAP financial measures to the most directly comparable GAAP financial measure can be found at the end of this presentation. Unless otherwise specified, all Cvent financial information herein is presented on a pro forma basis. Trademarks This Presentation contains trademarks, service marks, tradenames and copyrights of Cvent, Dragoneer and other companies, which are the property of their respective owners. The use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and tradenames. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Dragoneer or Cvent will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future.

Cvent Is Going PublicCvent Is Going Public

Cvent Is Going PublicCvent Is Going Public

CventersCventers

SPAC vs IPO Two paths for going publicSPAC vs IPO Two paths for going public

SPAC Process Close of Cvent Roadshow Finalize Cvent Cvent & SPAC SPAC reach shortlists with PIPE PIPE trades as merger agreement SPACs investors investors CVT (De-SPAC) WE ARE HERE

What ChangesWhat Changes

$19 billion in total assets Long-duration capital from 33 companies under management the highest quality partners gone public 1. Not representative of all companies in which Dragoneer entities have invested; other investments have not necessarily performed similarly.

What do Exceptional Companies Look Like to Dragoneer? 1) Sustainable differentiation 2) Excellent economic models 3) Extraordinary management teams 1. Not representative of all companies in which Dragoneer entities have invested; other investments have not necessarily performed similarly.What do Exceptional Companies Look Like to Dragoneer? 1) Sustainable differentiation 2) Excellent economic models 3) Extraordinary management teams 1. Not representative of all companies in which Dragoneer entities have invested; other investments have not necessarily performed similarly.

Blue Chip Investors Vista Dragoneer Zoom Fidelity, Hedosophia, Oaktree And othersBlue Chip Investors Vista Dragoneer Zoom Fidelity, Hedosophia, Oaktree And others

$801M$801M

Cvent MomentumCvent Momentum

Venue Sourcing Trends: Global 12-27-20 1-31-21 2-28-21 3-28-21 4-25-21 5-30-21 6-27-21 RFPs 4-week moving averageVenue Sourcing Trends: Global 12-27-20 1-31-21 2-28-21 3-28-21 4-25-21 5-30-21 6-27-21 RFPs 4-week moving average

Virtual-Related Bookings

Multiple Cvent Modules Are Needed to Execute and Produce Virtual Events

1:1 Appointment s

Event Registration

Mobile App

Virtual Module
Streaming & Virtual Engagement
$69M

Exhibitor Mgmt

Speaker Mgmt

MarTech Integrations

~$266M

in Virtual-Related Bookings(1)

(1): TTM as of June 30, 2021

New Growth Vector: Virtual & Hybrid Events Virtual & Hybrid Events Represent a Large & Untapped Opportunity Virtual Bookings Growth ($M) $266 700%+ Growth $32 (1) (2) Pre Pandemic Virtual ACV Bookings Pandemic Virtual ACV Bookings (1): TTM as of December 31, 2019 26 (2): TTM as of June 30, 2021

Bouncing Off Trough Cvent’s Overall Monthly Bookings Have Grown on a Year Over Year Basis Starting February 2021 Bookings Growth by Month (YoY %) 80% 57% 55% 60% 49% 40% 28% 20% 12% 0% (20%) -24% (40%) -30% -33% (1) Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 (1): June 2021 bookings numbers are preliminary and may change during accounting month-end closing proceduresBouncing Off Trough Cvent’s Overall Monthly Bookings Have Grown on a Year Over Year Basis Starting February 2021 Bookings Growth by Month (YoY %) 80% 57% 55% 60% 49% 40% 28% 20% 12% 0% (20%) -24% (40%) -30% -33% (1) Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 (1): June 2021 bookings numbers are preliminary and may change during accounting month-end closing procedures

Virtual Accelerates our Growth Profile Bookings (ACV) First 6 months ($mm) $265 $256 $223 (1) 1H 2019 1H 2020 1H 2021 29 (1): June 2021 bookings numbers are preliminary and may change during accounting month-end closing proceduresVirtual Accelerates our Growth Profile Bookings (ACV) First 6 months ($mm) $265 $256 $223 (1) 1H 2019 1H 2020 1H 2021 29 (1): June 2021 bookings numbers are preliminary and may change during accounting month-end closing procedures

Virtual Accelerates our Growth Profile Bookings (ACV) First 6 months ($mm) $265 $256 $223 $188 $190 $162 $77 $66 $61 1H 2019 1H 2020 1H 2021 (1) Hospitality Cloud Event Cloud (1): June 2021 bookings numbers are preliminary and may change during accounting month-end closing proceduresVirtual Accelerates our Growth Profile Bookings (ACV) First 6 months ($mm) $265 $256 $223 $188 $190 $162 $77 $66 $61 1H 2019 1H 2020 1H 2021 (1) Hospitality Cloud Event Cloud (1): June 2021 bookings numbers are preliminary and may change during accounting month-end closing procedures

Virtual Accelerates our Growth Profile Bookings (ACV) First 6 months ($mm) $265 $256 $223 $188 $190 $162 $77 $66 $61 1H 2019 1H 2020 1H 2021 (1) Hospitality Cloud Event Cloud (1): June 2021 bookings numbers are preliminary and may change during accounting month-end closing proceduresVirtual Accelerates our Growth Profile Bookings (ACV) First 6 months ($mm) $265 $256 $223 $188 $190 $162 $77 $66 $61 1H 2019 1H 2020 1H 2021 (1) Hospitality Cloud Event Cloud (1): June 2021 bookings numbers are preliminary and may change during accounting month-end closing procedures

(1) FY 2022 – 2023 Adj. Revenue Growth Revised Annual Bookings Forecast $(M) 22.7 YoY Growth 22.5 Rate % % 2022 (E) 2023 (E) (1) Adj. Revenue is a non-GAAP metric.(1) FY 2022 – 2023 Adj. Revenue Growth Revised Annual Bookings Forecast $(M) 22.7 YoY Growth 22.5 Rate % % 2022 (E) 2023 (E) (1) Adj. Revenue is a non-GAAP metric.

Virtual and Hybrid Trends The New Event Landscape Has Caused 3 Fundamental Shifts in the Meetings & Events Industry More Registratio More More Event ns/Attende Events Technology es Broader reach Lower cost to host Technology platform More Proven ROI is now the venue accessible Virtual and Hybrid Trends The New Event Landscape Has Caused 3 Fundamental Shifts in the Meetings & Events Industry More Registratio More More Event ns/Attende Events Technology es Broader reach Lower cost to host Technology platform More Proven ROI is now the venue accessible

The Digital Transformation of the Event Industry Has Created a Large and Untapped Total Addressable Market (1) Global Spend on Meetings & Events Software (Today) $29.7B $25.6B $4.1B (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021)

More Events

Case Study: A US Based Association Using Virtual Attendee Hub

$350K ACV Pre-COVID → ~10x → **$3.5M+** ACV Post-COVID

Pre-COVID	During COVID	Results
• Used Cvent for in-person events	• Contracted for 1,000+ events with 500K+ more registrations	• Cut thousands of hours on manual tasks • Engaged with more members than ever before

Attendee Hub as a Customer Impact Multiplier

500+ Current Cvent Customers Have Substantially Increased Their Spend With Cvent(1)

Corporate

ARR	Multiplier	Customer
$463k	5.5x	Public Technology Consulting Corporation
$663k	2.4x	Fortune 500 Global Industrial Manufacturer
$751k	1.3x	Multi-Billion Dollar Consulting Firm
$410k	10.7x	National Lawn Care Service Company
$90k	4.2x	Public Japanese Multinational Conglomerate
$86k	12.0x	Europe's Largest Manufacturer of Home Appliances
$293k	2.4x	Top 10 International Law Firm
$47k	3.5x	Payment Services Provider for U.S. Higher Education Institutions
$343k	20.2x	Leading Investment Media Company
$374k	1.2x	Public Financial Services Firm
$249k	6.3x	Fortune 500 Insurance Company
$72k	1.7x	European Financial Think Tank
$215k	59.6x	Middle East Branch of Big 4 Accounting Firm
$179k	8.6x	Enterprise Software Provider
$114k	9.5x	Public Landscaping Equipment Manufacturer

(1): All numbers are Annual Recurring Revenue (ARR) and would not include additional non-recurring contract spend.

Attendee Hub as a Customer Impact Multiplier

500+ Current Cvent Customers Have Substantially Increased Their Spend With Cvent(1)

Associations

- **$623k** — 2.1x — Real Estate Investment Trusts Association
- **$127k** — 4.3x — National IT Professionals Association
- **$166k** — 15.7x — Minority Political Rep Association
- **$123k** — 8.1x — Leading Banking Trade Association
- **$200k** — 1.6x — National Teacher Union

Nonprofits

- **$359k** — 27.9x — Medical Practitioner Nonprofit
- **$197k** — 44.9x — National Youth Mentorship Nonprofit
- **$123k** — 3.9x — Public Services Charity
- **$39k** — 15.7x — National Fraternity
- **$34k** — 1.6x — Middle East Education Foundation

Higher Education

- **$299k** — 1.7x — Public Research University
- **$52k** — 7.5x — Middle East Branch of U.S. University
- **$67k** — 2.0x — Top 50 Public Research University
- **$290k** — 1.7x — Top 20 Private Research University
- **$53k** — 3.6x — Canadian Medical College

Government & Multinational

- **$43k** — 5.0x — Government Banking Department
- **$232k** — 4.2x — State Employee Retirement Agency
- **$36k** — 4.5x — Australian Health Regulation Agency
- **$815k** — 1.7x — Federal Government Banking Dept.
- **$65k** — 1.6x — Multilateral Government Alliance

(1): All numbers are Annual Recurring Revenue (ARR) and would not include additional non-recurring contract spend.

Cvent Customer Base: Ripe for Virtual & Hybrid Growth % Adoption of Virtual Module As of June 30, 2021, 12% or 1,300 of our install base have purchased the virtual product 12% 88% Our virtual product went live to customers in September 2020, so we are still in the early innings of this upsell opportunity Virtual Module Purchased Virtual Module Not Purchased YetCvent Customer Base: Ripe for Virtual & Hybrid Growth % Adoption of Virtual Module As of June 30, 2021, 12% or 1,300 of our install base have purchased the virtual product 12% 88% Our virtual product went live to customers in September 2020, so we are still in the early innings of this upsell opportunity Virtual Module Purchased Virtual Module Not Purchased Yet

Cvent Customer Base: Ripe for Virtual & Hybrid Growth

% of Install Base Purchasing Virtual


2%
6%
9%
12%
Q3'20
Q4'20
Q1'21
Q2'21(2)

- 500+ customers more than doubled their spend[1] and the average increased their spend by 60%, when compared to their pre-pandemic spend

(1): All numbers are Annual Recurring Revenue (ARR) and would not include additional non-recurring contract spend.

(2): Q2'21 numbers are preliminary and may change during accounting month-end closing procedures

Virtual is Driving New Logo Acquisition 900+ new logos (1) Have Purchased Cvent’s Virtual Module (1) Since September 2020Virtual is Driving New Logo Acquisition 900+ new logos (1) Have Purchased Cvent’s Virtual Module (1) Since September 2020

CompetitionCompetition

ConclusionConclusion

Good morning, good afternoon, and good evening Cvent Nation!

Before I start my State of the Union, I’d like to pause for a moment, to remember the lives of the 5 Cventers that we lost to Covid.

The devastation that was happening in India and, frankly around the world, had profound impact on each and every one of us.

I have deep sorrow for the Cventers we lost....And my heart really goes out to their families.

I was grateful though to see so many people across the company join forces to do what they could to help....

From procuring oxygen concentrators, to setting up hotlines, to finding available hospital beds, to searching for much needed medication.

Cventers were just relentless about helping their colleagues.

And for me, this is another reminder that at Cvent, we’re not just a workplace but a family.

In honor of Sanjay, Ka-shik, Sonali, Shake-her, and Nishant, I would like everyone to please observe a moment of silence.

Thank you everyone.

And now let’s pivot and talk about the State of the Union and Friday’s announcement.

Before I start, I need to let everyone know that everything I’m going to say is going to be recorded, transcribed, and sent to the SEC to be shared with all public investors.

So I am a little bit limited in what I can say now and until 60 days after we officially go public.

Because of this, I want to give everyone a heads up, that I will be a little more scripted than usual.... because Larry has to actually approve everything I say.

So of course, my jokes are going to be a lot less funny than usual...

Except, for this next one.

Given Friday’s Announcement. Larry wanted to Share His Favorite Poem

Make Sure You Read Every Word

Welcome to going public.

You’ll be seeing a version of that poem at every Global Town Hall going forward.

But seriously, I gotta tell ya, this is the first Town Hall I have been excited about in a long time.

Think about the last truly positive town hall we had.

It was back in February of 2020.

So it’s been almost 18 months of hard work and struggle, but the good news is it’s starting to pay off.

As you saw this past Friday, or maybe even earlier if you believed the leak in the Wall Street Journal, we plan to become a publicly traded company with our partner Dragoneer, and their Special Purpose Acquisition Company, or SPAC for short.

It’s an incredibly exciting time for all of us, and it’s difficult to put into words how proud I am of each and every one of you.

I want to take this moment to thank you for your hard work, dedication, and just simply, for your raw belief in this company. Let’s put this in perspective, 12 months ago some of you were questioning what was going to happen to Cvent.

And I don’t blame you.

95% of our business was in person events... which practically evaporated.

And just 6 months ago—in January of this year—our bookings were still down 24%.

And even just 90 days ago, we still didn’t have clarity on what the future was.

Which makes Friday’s announcement even more amazing.

You know what made it possible? It was you.

You didn’t give up. You didn’t stop believing.

You hung in there, you pivoted, you adapted, and you put us on the path to being a high growth company again.

Without being told, you put our customers first. Without being told, you worked harder than ever before. Without being told, you came together as a team. And for that, I want to thank you.

It’s in times like this when you wish this was an in-person event, because I’m going to ask everyone to stand up and give themselves a well-deserved round of applause.

By the way, you probably noticed, I didn’t stand up.... because I have to admit, I still have my pajama pants on.

Now let’s talk about the process of going public.

As you may know, companies can go public in various ways.

One of the ways is through an IPO, which is what we did when we listed on the New York Stock Exchange in 2013.

Another way is for a company to merge with a SPAC.

SPACs are already public companies that are specifically created with the intention of finding a private company like Cvent to merge with.

The result of the merger is that Cvent becomes the public company and the SPAC, which is Dragoneer, effectively merges out of existence.

Some of the other companies that have gone public via SPACs include Fin Tech company Sofi for $12 billion, the ride hailing company Grab, for $40 billion, and real estate tech company OpenDoor, for $8 billion.

Now let me provide you with a little more background on our SPAC process.

In March when we decided to explore going public,

So in April, we met with a handful of SPACs.

Ultimately, we picked Dragoneer, because they knew Cvent well because they were a previous investor, and we thought they were the best fit for Cvent.

Out of the 400+ SPACs that are out there, we felt like Dragoneer was in the top 1%.

And by the way, our bankers Morgan Stanley, along with Vista, both agreed with us.

Once we chose Dragoneer, we began to work together to bring in some of the traditional public investors which are called PIPES, which stands for Public Investments in Private Equity [sic].

These PIPES are important partners because they ensure that when Cvent becomes a public company, we have a lot of institutional support for our stock.

Chuck, Dave, Billy, Luddy, Nitin, Carty, myself and many other leaders did dozens of pitches to potential investors.

And as a result, we were able to raise $801 million between the SPAC and these PIPES.

The final step remaining in our path to being a public company is called “de-Spac.”

Once we receive all the necessary approvals from all the necessary parties in Q4, the de-SPAC occurs and then Cvent starts to operate as a public company on Nasdaq under the CVT ticker.

Now I want to be clear, even though we are not technically a public company right now, we are still subject to SEC rules that strictly govern the going public process.

For most of you, this change does not, generally, impact you day-to-day.

If I were to pick the divisions that are most impacted, I would pick Finance and Legal because they now have lots of SEC rules and regulations to comply with.

Another change is we can’t share as much information with you as we did previously.

For example, we have to limit how we talk about our sales results and other important KPIs.

The reason being is we cannot share our sales and financial information with you prior to sharing it with the public.

Now later on in the presentation, Larry will walk you through some of these changes.

Larry is going to talk about some of the changes that we all need to be aware of.

I know there are lots of other questions you have, but in the interest of time, I can only cover a few more.

The first one was regarding Vista.

As I mentioned in the email I sent out Friday, Vista has been an unbelievable partner to us, and at the time that we go public, they will still be the majority owner of the company.

I know there were also a lot of questions about equity... from trading stocks, to additional equity grants, to employee equity share purchase programs... and this is just to name a few of them.

We are discussing these and other equity programs with Vista and Dragoneer, but I ask for your patience, because we need several months to work through this.

Now who is Dragoneer Investment Group? Dragoneer is a growth-oriented hedge fund with over $19 billion in long-duration capital, which means they tend to invest in companies for the long-haul.

The firm’s track record includes investments in some of the top tech companies, such as Square, Alibaba, Slack, Spotify, Snowflake, Twilio and Uber, just to name a few. $19 billion in total assets under management Long-duration capital from the highest quality partners

The core tenant of their investment philosophy, and this is in their words:

“To look for the most exceptional companies on earth and find a way to partner with them for the long term.”

What does exceptional mean to Dragoneer? It’s really means 3 things:

1st—companies with sustainable differentiation and leaders in their industries.

2nd—excellent economic models that create significant cash flow over time.

And 3rd, but maybe most important, extraordinary management teams who have demonstrated an ability to build enduring enterprises that are likely mission driven.

I know....

I know what you’re thinking...

We don’t meet any of these criteria

But, Dragoneer’s CEO, really likes event planning.

No, but seriously... Given these standards, we should be proud that we have built a company that Dragoneer decided to invest in.

Their track record of taking 33 companies public is only matched by how amazing they have been to work with.

In addition to Dragoneer, we also now have a large group of other blue-chip investors, including Zoom, Fidelity, and other top investment firms, that many of you may not have heard of.

For example, Oaktree is a $150 billion investment fund.

Hedosophia is part of Social Capital, which is one of the pioneers of SPACs.

In addition, several of the other investors are from the top 10 largest investment funds in the US.

I also think it’s worth calling out Zoom.

We could NOT have found a better strategic investor for our company.

I think their investment really speaks towards our partnership and their view towards our long-term position within the event and hospitality ecosystem.

I think a partnership with Zoom really gives us a competitive advantage.

As you all know, we will be raising $800 million after we de-SPAC.

As I mentioned Friday, we will be using the money to accelerate the business by investing in product innovation, customer support, reducing debt, and further expanding our go-to-market activities, just to name a few.

We also plan to invest in our current employee base, as well as increase our global headcount, so we can continue to drive our growth while allowing you to achieve a better work life balance.

Remember, we do not receive the money until we de-SPAC in Q4, but we will be working for the next 6 to 9 months to determine how to optimize our investments.

I know you have many other questions about going public, and over the next several months we’ll do our best to answer those questions.

But hopefully you now have a better foundation and understanding about our plans.

The big takeaway from this first section is, this is pretty exciting news, and there’s going to be lots of opportunities for growth for all of us.

Now let’s talk about the momentum we saw in Q2 and the first half of the year.

From the Event Cloud perspective, our registrations were up by almost 10% when you compare Q2 of 2021 to Q2 of 2019, which by the way was our best year in history, making it even more impressive.

This increase was of course driven by our growing virtual business.

Now in terms of the Hospitality Cloud we are seeing a similar trend in RFP volume.

As you can see from this graph, every month brings stronger signs of recovery and momentum in RFP Volume and customer wins.

Jim and Janine from our Hospitality Cloud team will cover both topics in greater detail later today.

I did want to briefly mention that digital transformation is not just impacting the Event Cloud, but also the Hospitality Cloud.

For example, hoteliers and planners are increasingly using digital tools to do business and share information, especially in the highly complex world of groups and meetings.

This digital transformation creates a real opportunity for us to expand our footprint with in our hotel customers.

Now turning back to the Event Cloud, let’s talk about how the rise of virtual has really driven our recovery.

This slide is a depiction of just some of the modules needed to put on a virtual event.

When you include all the components such as streaming, virtual engagement and registration...

Our trailing 12-month s bookings for virtual events was $266 million.

And that’s up from just $32 million pre-pandemic.

There are two key elements of our pandemic response that we’re very proud of:

First, how fast we launched and grew our virtual product

And second, how fast we pivoted our entire business to support the 700% growth we’ve seen in virtual events, over the past 18 months.

We believe, when you look at the event focused software companies, we are the largest, in virtual, in terms of revenue, employees, and engineers.

Now that we’ve talked about our momentum in virtual, let’s talk about the momentum we are seeing across our entire business.

In January, we were down 24% in year over year bookings, but we started to see a pivot in February, when we grew bookings 12%.

This is pretty impressive when you consider February of last year was a pre-pandemic month. We also saw the same momentum in April, when we grew bookings by almost 50%. And, in May, it was 55%.

When we posted our June numbers we blew it out of the water and grew a whopping 57%.

Now let’s put that in perspective.

Think about where we were in May and June of last year and where our business was.

Did any of us think just a year later we would be growing bookings by 50% plus? Now granted, this is being compared to lower base numbers, but, nevertheless, this is true testament to all of your efforts.

Now the last slide was a year over year comparison between 2020 over 2021.

Now let’s compare the first 6 months of bookings in 2021 to the first 6 months of bookings in 2019.

And, it’s pretty unbelievable because we are only down about 3.5%.

Now I want you to focus on the green section, which is Event Cloud bookings.

As you can see, our Event Cloud bookings in the first ha lf 2021 is slightly higher than the first half of 2019.

$190 million versus $188 million.

Which is pretty astounding.

This shows that our Event Cloud business is recovering, and it also shows how quickly we made the pivot to virtual.

The blue section is the Hospitality Cloud.

As you can see, we still have some ways to go to recover, because the first half of 2021 is still slightly down from the first half of 2019.

But it’s important to remember the difference between a normal hotel and a meeting hotel.

A typical hotel has been open almost the entire pandemic, whereas the meeting hotels are just starting to open.

For example, Vegas fully opened up its big meeting hotels on June 1st.

And as other meeting hotels open up around the world in Q3, and maybe even into Q4, we know the hospitality side of our business will begin to grow again.

Because of our strong annual bookings growth in Q2, we are now projecting our revenue growth rate to be almost 23% in both 2022 and 2023.

Now let’s talk about how virtual and hybrid events have dramatically expanded our TAM, which stands for our Total Addressable Market.

This expanded TAM is being driven by 3 fundamental shifts:

First, More Attendees—we’ve talked before about how virtual events attract more attendees.

Second, More Events—because virtual events are lower in cost to host, and lower in cost to attend, it naturally leads to a higher number of events being organized.

Finally, More event technology -

If you recall, organizations spend a trillion dollars a year on meetings and events.

This number is likely to go down a little, because less people are going to be traveling to in-person events.

However, because of the rise of virtual and hybrid, and the need for a full and comprehensive event platform,

A larger portion of an organizations meetings and event spend, will be on event technology.

When you combine these 3 fundamental shifts with the accelerated digital transformation going on in our industry,

It’s not surprising that Frost & Sullivan said our TAM is $30 billion. Let’s see how this translates to bookings.

One of our clients is a US based association that, pre-covid, spent over $350,000 a year with us.

And so pre-covid, we estimated the potential size of the account was $700,000. So not bad, we had about 50% penetration into the account. Fast forward today, they bought Cvent’s virtual product, and they’ve massively expanded the number of events they organized and the number of attendees.

They’ve grown their contract with us from over $350,000 to over $3.5 million, and they have room to grow another $3 to $4 million. I want this to sink in.

Who would have thought that an association with 400 employees could spend $6-7 million a year on event software?

This shows you how much our industry is changing.

But this is not an isolated example...

We literally have hundreds of customers that have already more than doubled their spend with us, and we’re just at the early stages of adoption.

Here are a few examples from our corporate customers.

And we’re seeing the same thing with our non-corporate customers.

This TAM multiplier is happening now.

And it’s only going to accelerate when hybrid events become mainstream. What’s really exciting is:

Over the next 12-18 months we expect thousands of customers will make this transition, and over the next three to five years it’s going to be virtually all of our customers and prospects.

Don’t forget, the attendees want to engage with these organizations on their terms.

So every organization is going to need to provide all 3 event delivery modes to stay relevant.

This next slide talks about the adoption rate of our virtual product to our install base.

About 1,300, or 12% of our customers have bought our virtual product.

Out of these 1,300 customers, their average spend increased by 60%.

This 60% lift in ACV gives us confidence that virtual isn’t cannibalizing our existing sales.

So it’s truly, a new vector of growth.

What’s really exciting is we believe we are just 20-30% penetrated into these 1,300 customers.

As a matter of fact, 500 of those 1,300 have more than doubled their ACV with us, giving you 500 proof points that there is plenty of room to still grow.

This is the power of the platform.

Now it’s not just our installed base that’s adopting our virtual solution.

In just a short period of time, we’ve also gotten over 900 new logos to adopt our virtual product.

This tells me it’s a best-in-class, stand-alone product.

So now we have a total of 2,200 organizations using our virtual product.

A product that we launched in September of 2020.

People have a lot of questions on the competition. Here are some high level thoughts:

We know of over 1,600 event technology competitors.

It’s been that way for the last 15 years, so our space has always been competitive.

But very few event software companies have reached any type of scale.

Pre-pandemic, we believed there was only one other company that focused on business events that reached more than $50 million in revenue. That was On24.

Since the pandemic the landscape has changed a lot.

There are many new, virtual-first companies that are raising a lot of money, and there will be heightened competition from them, as well as from our traditional competitors.

But the way I look at it, our biggest competitors are still manual processes, in-house systems, or the 3-to-12 different point solutions that organization use to cobble together their event technology solution.

We on the other hand have a

•	Single integrated, modern tech platform,

•	A large installed base,

•	An amazing go-to-market strategy,

•	A customer-centric culture,

•	Global scale,

•	And almost 4,000 passionate, dedicated, and experienced Cventers who know how to win.

And, by the way, we’re getting $800 million on top of that.

And, unlike many of our competitors, we’re a profitable company.

All of this gives us a huge competitive advantage.

But most importantly, because our TAM is growing faster than our level of competition, we think there is more than enough room for us to grow to a $2 billion-plus company.

In conclusion, I hope all of you are as excited about the future of Cvent as I am.

Going public at a time of such rapid digitalization of the industry will help us win in the marketplace.

It really has been incredible to see the complete transformation of our strategy, our products, our business, our industry, and most importantly, our people over the last 18 months.

In the face of monumental challenges, each and every one of you have shown that transformation is not something to be feared, but rather something to be embraced.

I can’t thank you all enough for standing strong and helping to position us for even greater success.

Now, I’ll hand it over to the Event Cloud team.

Additional Information

In connection with the Business Combination, Dragoneer intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information to be filed by Dragoneer will contain substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities.

INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ, WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2021, WHICH WAS FILED WITH THE SEC ON JUNE 21, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION WHEN AVAILABLE. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.